EXHIBIT 11

TOMMY HILFIGER CORPORATION

COMPUTATION OF NET INCOME PER ORDINARY SHARE

(in thousands, except per share amounts)

	Year Ended March 31, 2005	Year Ended March 31, 2004	Year Ended March 31, 2003
		(as restated)	(as restated)
FINANCIAL STATEMENT PRESENTATION
BASIC

Weighted average shares outstanding	91,683	90,692	90,387

Net income (loss)	$85,651	$130,820	$(518,788)

Per share amount	$0.93	$1.44	$(5.74)

DILUTED

Weighted average shares outstanding	91,683	90,692	90,387

Net effect of dilutive stock options based on the treasury stock method using average market price	582	637	—

Total	92,265	91,329	90,387

Net income (loss)	$85,651	$130,820	$(518,788)

Per share amount	$0.93	$1.43	$(5.74)